UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PHUNWARE, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y8172W123
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

CUSIP No. Y8172W123	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Khazanah Nasional Berhad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. Y8172W123	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Mount Raya Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Phunware, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7800 Shoal Creek Boulevard, Suite 230-S
Austin, TX 78757

Item 2(a).	Name of Person Filing

(1) Khazanah Nasional Berhad (“Khazanah”)

(2) Mount Raya Investments Limited (“Mount Raya”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) Khazanah Nasional Berhad
Level 22, Mercu UEM
Jalan Stesen Sentral 5
Kuala Lumpur Sentral
50470 Kuala Lumpur
Malaysia

(2) Mount Raya Investments Limited
Brumby Centre, Lot 42
Jalan Muhibbah
87000 Labuan F.T.
Malaysia

Item 2(c).	Citizenship:

(1) Malaysia

(2) Malaysia

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

Y8172W123

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a

Not applicable

Item 4.	Ownership:

Each of Khazanah, an investment fund incorporated in Malaysia, and Mount Raya, a wholly owned subsidiary of Khazanah, may be deemed to beneficially own, and have sole and shared power to vote or to direct the vote and sole and shared power to dispose or direct the disposition, of 0 Shares, representing 0.0% of the total Shares outstanding

SCHEDULE 13G	Page 5 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Mount Raya is a wholly owned subsidiary of Khazanah.

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KHAZANAH NASIONAL BERHAD

By:	/s/ Chua Chin Soon
Name: Chua Chin Soon
Title: Senior Vice President

MOUNT RAYA INVESTMENTS LIMITED

By:	/s/ Chua Chin Soon
Name: Chua Chin Soon
Title: Director

January 25, 2022

SCHEDULE 13G	Page 7 of 8 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	8

SCHEDULE 13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Phunware, Inc. dated as of January 25, 2022 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

KHAZANAH NASIONAL BERHAD

By:	/s/ Chua Chin Soon
Name: Chua Chin Soon
Title: Senior Vice President

MOUNT RAYA INVESTMENTS LIMITED

By:	/s/ Chua Chin Soon
Name: Chua Chin Soon
Title: Director

January 25, 2022